Exhibit (a)(5)(E)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the Massachusetts Plaintiff (defined below) and SDC Defendants (defined below), whom are parties to an action pending in the Superior Court of the Commonwealth of Massachusetts, Norfolk County (the “Massachusetts Court”), captioned Raymond Mills v. Salary.com, Inc., et al., Civil Action No. 10-01660 (the “Massachusetts Action”), and the Delaware Plaintiff (defined below) and the SDC Defendants (defined below), whom are parties to an action pending in the Court of Chancery of the State of Delaware (the “Delaware Court”), captioned Morris Piller v. William C. Martin, et al., Case No. 5814 (the “Delaware Action” and, together with the Massachusetts Action, the “Actions”), have reached an agreement providing for the settlement of the Actions on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “Memorandum”);

WHEREAS, the Actions are styled as putative class actions by stockholders of Salary.com, Inc. (“SDC” or the “Company”), a Delaware corporation, in connection with the proposed acquisition of SDC by Sprit Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Kenexa Corporation (“Kenexa”), a Pennsylvania corporation. The persons or entities named as plaintiffs in the Actions are Raymond Mills, a stockholder of SDC, in the Massachusetts Action (the “Massachusetts Plaintiff”) and Morris Piller, a stockholder of SDC, in the Delaware Action (the “Delaware Plaintiff” and together with the Massachusetts Plaintiff, “Plaintiffs”). The persons or entities named as defendants in the Massachusetts Action are Paul R. Daoust, Bryce Chicoyne, Yong Zhang, G. Kent Plunkett, John F. Gregg, William C. Martin, Edward F. McCauley, John R. Sumser, Terry Temescu, Robert A. Trevisani (such individuals constituting SDC’s Board of Directors (the “Board”)), SDC (together with the Board, the “SDC Defendants”), Kenexa and the Merger Sub (together with the SDC Defendants, the “Massachusetts Defendants”). The persons or entities named as defendants in the Delaware Action are the Board and SDC (the “Delaware Defendants” and together with the Massachusetts Defendants, “Defendants”) (SDC Defendants and Plaintiffs are referred to collectively as the “Settling Parties”);

WHEREAS, on September 1, 2010, Kenexa and SDC announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, Kenexa’s acquisition of SDC pursuant to an all-cash tender offer and second-step merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Merger Sub commenced an all-cash tender offer to purchase all of the outstanding shares of common stock of SDC, at a purchase price of $4.07 per share, net to the seller thereof in cash, without interest and less any required withholding taxes.

WHEREAS, on September 2, 2010, SDC filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) in connection with the Merger;

WHEREAS, on September 14, 2010, the Delaware Plaintiff filed the Delaware Action in the Delaware Court as a purported class action on behalf of himself and all similarly situated stockholders of SDC, alleging a claim against the Delaware Defendants for alleged breach of fiduciary duty in connection with the Merger;

WHEREAS, on September 15, 2010, the Massachusetts Plaintiff filed the Massachusetts Action in the Massachusetts Court as a purported class action on behalf of himself and all similarly situated stockholders of SDC, alleging claims against the Board for alleged breach of fiduciary duty, including for alleged material omissions in the disclosures in connection with the Merger and claims against SDC, Kenexa and Merger Sub for aiding and abetting such alleged breach of fiduciary duty;

WHEREAS, counsel for Plaintiffs in the Actions (“Plaintiffs’ Counsel”) and counsel for Defendants (“Defendants’ Counsel”) have engaged in arms’ length discussions and negotiations regarding a potential resolution of the claims asserted in the Actions;

WHEREAS, in connection with such discussions and negotiations, Plaintiffs’ Counsel proposed to Defendants’ Counsel various additional disclosures to be included in the Amended Schedule 14D-9 (as defined below) to be filed with the SEC;

WHEREAS, counsel for the Settling Parties have reached an agreement, set forth in this Memorandum, providing for the settlement of the Actions, subject to approval of the Massachusetts Court, between and among Plaintiffs, on behalf of themselves and the putative Settlement Class (as defined below), and SDC Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, SDC Defendants have consented to the conditional certification of the Massachusetts action as a class action pursuant to Massachusetts Rule of Civil Procedure 23 for settlement purposes only, as defined in paragraph 9(a) below;

WHEREAS, Plaintiffs’ Counsel have determined that the Settlement is fair, reasonable, adequate, and in the best interests of Plaintiffs and the putative Settlement Class (as defined below);

WHEREAS, SDC Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the putative Settlement Class (as defined below), deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that they acted improperly in any way, believe that they acted properly at all times and believe the Actions have no merit, but wish to settle the Actions on the terms and conditions stated in this Memorandum in order to eliminate the burden and expense of further litigation, and to put the Released Claims (as defined below) to rest, without in any way acknowledging any wrongdoing, fault, liability or damage to Plaintiffs or the putative Settlement Class (as defined below);

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Actions have agreed to settle the Actions (subject to approval of the Massachusetts Court) on the following terms:

1. The Settling Parties agree, for the purposes of this settlement only, to the certification of the Settlement Class (defined below) under Massachusetts Rule of Civil Procedure 23 in the Massachusetts Action and, simultaneously, to stay the Delaware Action.

2. Plaintiffs will file an unopposed motion in the Massachusetts Action asserting that, for purposes of this settlement only, the Massachusetts Court should certify the Settlement Class (as defined below) as a class under Massachusetts Rule of Civil Procedure 23 (“Class Motion”). SDC Defendants shall not oppose the Class Motion.

3. Plaintiffs will file an unopposed motion to stay in the Delaware Action pending the outcome of the Class Motion in the Massachusetts Action (“Motion to Stay”). SDC Defendants shall not oppose the Motion to Stay.

4. SDC will provide additional disclosures recommended by Plaintiffs, in an amended Schedule 14D-9 to be filed with the SEC on September 24, 2010 (the “Amended Schedule 14D-9”) in the form attached hereto as Exhibit A, and neither Plaintiffs nor Plaintiffs’ Counsel will seek additional disclosure as a condition of this Settlement.

5. SDC Defendants will provide Plaintiffs’ Counsel with confirmatory discovery to confirm the fairness and adequacy of the Settlement and the disclosures relating to the Merger, which will consist of an interview of reasonable length of one representative of SDC, as well as production to Plaintiffs’ Counsel of relevant Board materials, including “bankers’ books” relevant Board minutes and management presentations to the Board, if any, during the transaction timeframe. Upon good faith review by Plaintiffs’ Counsel of the relevant Board materials, Plaintiffs’ Counsel may request an interview of reasonable length of Stifel Nicolaus Weisel.

6. The Settling Parties will use their best efforts to agree upon, execute and present to the Massachusetts Court as promptly as is practicable a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Massachusetts Court of the Settlement and the dismissal with prejudice of Actions in the manner contemplated herein and by the Stipulation.

7. Plaintiffs acknowledge that SDC and/or Kenexa may make amendments or modifications to the Merger prior to the effective date of the Merger to facilitate the consummation of the Merger. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this Memorandum or the Stipulation.

8. Pending the negotiation and execution of the Stipulation and Final Approval of the Settlement (as defined below) by the Massachusetts Court, Plaintiffs agree to stay their respective proceedings in the Actions and to not initiate any and all other proceedings other than those incident to the Settlement itself, including for Confirmatory Discovery. As used in this Memorandum, “Final Approval of the Settlement” means that the Massachusetts Court has entered a final order and judgment certifying the Settlement Class (as defined below), approving the Settlement, dismissing the Massachusetts Action with prejudice on the merits and with each party to bear its own costs (except those costs set forth in paragraph 17 below) and providing for such release language as set forth in paragraph 9(b) below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this Memorandum, Final Approval of the Settlement shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and expenses to Plaintiffs’ Counsel as provided in paragraph 17 below and any appeal related thereto. Plaintiffs also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Settlement Class (as defined below) in any other litigation against any of the parties to this Memorandum that challenges the Settlement or the Merger (including any transaction contemplated thereby) or that otherwise involves, directly or indirectly, a Released Claim (as defined below).

9. The Stipulation will provide for the following, among other things:

(a) the conditional certification, for purposes of this Settlement, of the Massachusetts Action as a class action pursuant to Massachusetts Rule of Civil Procedure 23 on behalf of a class consisting of all common stockholders of SDC from September 1, 2010 through and including the date of the closing of the Merger (the “Settlement Class Period”), including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns, transferees or affiliates, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them and each of them (the “Settlement Class”). Excluded from the Settlement Class are Defendants, members of the immediate family of any Individual Defendant, any entity in which a Defendant has or had a controlling interest, the officers and directors of SDC, Kenexa, and Merger Sub.

(b) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of and a permanent injunction barring any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (as defined below), that Plaintiffs (in the Massachusetts Action or the Delaware Action) or any or all members of the Settlement Class ever had, now have, may have or otherwise could, can or might assert, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including, but not limited to, any claims arising under the federal securities laws, including Section 14(a) of the Securities Exchange Act of 1934, or any claims that could be asserted derivatively on behalf of

SDC), which, now or hereafter, are based upon, arise out of, relate in any way to or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved or referred to in or related to, directly or indirectly, any of the Actions or the subject matter of any of the Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims that are based upon, arise out of, relate in any way to or involve, directly or indirectly, (i) the Merger or the issuance of any securities in connection therewith, (ii) any actions, deliberations or negotiations in connection with the Merger, including the process of deliberation or negotiation by each of SDC, Kenexa, Merger Sub and any of their respective officers, directors or advisors or parent entities and their respective officers, directors or advisors, (iii) the consideration received by Settlement Class members in connection with the Merger, (iv) the Schedule 14D-9 filed with the SEC, the Amended Schedule 14D-9 filed with the SEC, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Merger, (v) the fiduciary obligations of the Released Parties (as defined below) in connection with the Merger, (vi) the fees, expenses or costs incurred in prosecuting, defending or settling the Actions, or (vii) any of the allegations in any complaint or amendment(s) thereto filed in the Actions (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce the Settlement or any properly perfected claims by SDC stockholders for statutory appraisal in connection with the Merger;

(c) whether or not each or all of the following persons or entities were named, served with process or appeared in the Actions, that “Released Parties” means Paul R. Daoust, Bryce Chicoyne, Yong Zhang, G. Kent Plunkett, John F. Gregg, William C. Martin, Edward F. McCauley, John R. Sumser, Terry Temescu, Robert A. Trevisani, SDC, Kenexa and the Merger Sub, (ii) any person or entity which is, was or will be related to or affiliated with any or all of them or in which any or all of them has, had or will have a controlling interest, including parent entities and (iii) the respective past, present or future family members, spouses and heirs, as well as their respective past or present trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, shareholders, principals, officers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinions, underwriters, brokers, dealers, lenders, commercial bankers, attorneys, insurers, personal or legal representatives, accountants and associates of each and all of the foregoing;

(d) that “Unknown Claims” means any claim that the Massachusetts Plaintiff, Delaware Plaintiff or any member of the Settlement Class does not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including, without limitation, those that, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the parties to this Memorandum stipulate and agree that upon Final Approval of the Settlement, Plaintiffs shall expressly, and each member of the Settlement Class shall be deemed to have, and by operation of the final order and judgment by the Massachusetts Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides: “A general release does not extend to claims which the creditor does not know or suspect exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” The Plaintiff acknowledges, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Plaintiffs, and by operation of law the members of the Settlement Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, that now exist, heretofore existed or that may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Settlement Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by each and all of the Defendants in entering into the Stipulation;

(e) that SDC Defendants and the Released Parties release Plaintiffs, members of the Settlement Class and their counsel, from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions, provided however, that SDC Defendants and Released Parties shall retain the right to enforce in the Massachusetts Court the terms of the Settlement;

(f) that all Defendants have denied, and continue to deny, that the Merger is, was, or will be unfair to SDC or its shareholders, or that they have committed any violations of law or breaches of duty, or that disclosures were materially misleading in any way, and that SDC Defendants are entering into the Stipulation because the proposed Settlement would eliminate the uncertainty, risk, distraction, burden and expense of further litigation, would fully and finally resolve all Released Claims, permit the Merger Agreement to be consummated without the risk of injunctive relief or delay and would permit the Company’s shareholders to receive the consideration provided for in the Merger Agreement;

(g) that the Settlement is subject to the successful completion of the Merger, including any amendment thereto;

(h) that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings; and

(i) for entry of a judgment dismissing the Massachusetts Action with prejudice and, except as set forth in paragraph 17 herein, without costs to any party;

(j) that, subsequent to approval of the Settlement by the Massachusetts Court, Delaware Plaintiff shall seek dismissal of the Delaware Action with prejudice;

(k) that subject to the Order of the Massachusetts Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Released Claims, either directly, representatively, derivatively or in any other capacity, against any Released Party.

10. This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: Final Approval of Settlement is not obtained for any reason; Massachusetts Plaintiff concludes, after obtaining any Confirmatory Discovery requested and agreed upon, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Settlement Class; or the Merger, including any amendment thereto, is not concluded for any other reason. In the event any party withdraws from the Settlement pursuant to this paragraph, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions.

11. If any action is filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to Final Approval of Settlement, Plaintiffs shall cooperate with Defendants in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss such litigation.

12. This Memorandum will be executed by counsel for the Settling Parties, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, that Plaintiffs are stockholders of SDC, are the only holders and owners of the claims and causes of action asserted in the Actions, and that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

13. This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Massachusetts, without regard to Massachusetts’s principles governing choice of law. The parties to this Memorandum agree that any dispute arising out of or relating in any way to the enforcement or interpretation of this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Massachusetts Court, and the parties to this Memorandum expressly waive any right to demand a jury trial as to any such dispute.

14. This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

15. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be or could be brought, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

16. This Memorandum shall be binding upon and inure to the benefit of the parties to this Memorandum and their respective agents, executors, heirs, successors and assigns.

17. Subject to the terms and conditions of this Memorandum, the terms and conditions of the Stipulation contemplated hereby and subject to final approval of the Settlement and such fees by the Massachusetts Court, and provided the Merger is consummated, SDC, on behalf of itself and for the benefit of the other Defendants, shall pay or cause to be paid to Massachusetts Plaintiff’s Counsel for their fees and expenses in the amount awarded by the Massachusetts Court. The Massachusetts Plaintiff and Massachusetts Plaintiff’s Counsel shall not seek an award of fees and expenses exceeding in the aggregate $225,000. Any failure by the Massachusetts Court to approve the amount of such fees and expenses in whole or in part shall not affect the validity of the Settlement. SDC or its successor or insurer shall pay or cause to be paid the fees and expenses awarded by the Massachusetts Court to Massachusetts Plaintiff’s Counsel within ten (10) business days of the latest date on which: (a) a final order has been entered (i) approving the Settlement (including the Releases as provided in paragraph 9(b) above); (ii) awarding attorneys’ fees and expenses; (iii) dismissing with prejudice the Massachusetts Action; (iv) dismissing with prejudice the Delaware Action; (b) receipt by SDC’s counsel of duly executed IRS Form W-9s from Plaintiffs’ counsel; and (c) all conditions set forth in Paragraph 20 below have been satisfied. In the event that such order is reversed or modified on appeal, Massachusetts Plaintiff’s Counsel shall refund to Defendants the advanced amount and all interest accrued or accumulated thereon. Plaintiffs’ Counsel will not seek attorneys’ fees and expenses other than as provided for in this paragraph and will not make any application for an award of fees or expenses in the Delaware Action. The Released Parties shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiffs, by any member of the Settlement Class or by any of their attorneys, experts, advisors, agents, representatives or affiliates.

18. The parties to the Massachusetts Action shall present the settlement to the Massachusetts Court for hearing and preliminary approval as soon as reasonably practicable and, following appropriate notice to members of the Settlement Class, use their best efforts to obtain Final Approval of the Settlement.

19. Plaintiffs shall be responsible for providing notice of the Settlement to the members of the Settlement Class under terms approved by SDC Defendants. SDC shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Settlement Class, with the understanding that notice shall be effected by mail unless otherwise provided by law.

20. This Settlement (including the payment of any attorneys fees and expenses awarded by the Massachusetts Court to Plaintiff’s Counsel) is conditioned upon the fulfillment of each of the following:

(a) The consummation of the Merger substantially in accordance with the terms and conditions set out in the Merger Agreement,

(b) The Massachusetts Court’s certification of the Settlement Class pursuant to Massachusetts Rule of Civil Procedure 23;

(c) The dismissal with prejudice of the Actions without the award of any damages, costs, fees or the grant of any further relief except for an award of fees and expenses the Massachusetts Court may make in accordance with paragraph 17 of this agreement;

(d) The entry of a final judgment in the Massachusetts Action approving the settlement and providing for the dismissal with prejudice of the Massachusetts Action and approving the grant of a release by the Settlement Class to the Released Parties of the Released Claims;

(e) The inclusion in the final judgment of a provision enjoining all members of the Settlement Class from asserting any of the Released Claims;

(f) Such final judgment and dismissal of the Actions being finally affirmed on appeal or not being subject to appeal (or further appeal) by lapse of time or otherwise; and

(g) The parties’ obligations to use their best efforts to obtain Massachusetts Court approval of the Settlement and a dismissal with prejudice of the Actions.

21. The “Effective Date” of the Settlement shall be the date on which the Order of the Massachusetts Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

22. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the dates set forth below.

[signature pages follow]

September 24, 2010	ATTORNEYS FOR PLAINTIFF RAYMOND MILLS

	By:	/s/ Stephen J. Oddo
ROBBINS UMEDA LLP Brian J. Robbins Stephen J. Oddo Rebecca A. Peterson Ashley R. Palmer 600 B Street, Suite 1900 San Diego, CA 92010 Tel.: (619) 525-3990 Fax: (617) 525-3991

Terence K. Ankner (BBO # 552469 )

Peter Charles Horstmann (BBO # 556377)

200 Berkley Street, 16th Floor

Boston, MA

Tel.: (617) 859-9999

Fax: (617) 859-9998

THE BRISCOE LAW FIRM, PLLC

Willie C. Briscoe

8117 Preston Road, Suite 300

Dallas, TX 75225

Tel.: (214) 706-9314

Fax: (214) 706-9315

POWERS TAYLOR LLP

Patrick W. Powers

Campbell Centre II

8150 N. Central Expressway, Suite 1575

Dallas, TX 75206

Tel.: (214) 239-8900

Fax: (214) 550-2635

September 24, 2010	ATTORNEYS FOR PLAINTIFF MORRIS PILLER

	By:	/s/ James E. Tullman
WEISS & LURIE Joseph H. Weiss James E. Tullman 551 Fifth Avenue New York, NY 10176 Tel.: (212) 682-3025

Seth D. Rigrodsky (#3147)

Brian D. Long (#4347)

919 N. Market Street, Suite 980

Wilmington, DE 19801

(302) 295-5310

STULL, STULL, & BRODY

Jules Brody

6 East 45th Street

New York, NY 10017

Tel.: (212) 687-7230

September 24, 2010	ATTORNEYS FOR DEFENDANTS SALARY.COM, INC., PAUL R. DAOUST, BRYCE CHICOYNE, YONG ZHANG, G. KENT PLUNKETT, JOHN F. GREGG, WILLIAM C. MARTIN, EDWARD F. MCCAULEY, JOHN R. SUMSER, TERRY TEMESCU, ROBERT A. TREVISANI

	By:	/s/ Deborah S. Birnbach
Deborah S. Birnbach (BBO# 628243) Damian W. Wilmot (BBO# 648693) GOODWIN PROCTER LLP 53 State Street Boston, Massachusetts 02109 Tel.: 617.570.1000 Fax: 617.523.1231

Exhibit A

Amendment to Schedule 14D-9

[Filed with the SEC on the date hereof.]

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